ARENA DIGITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

ARENA DIGITAL, LLC

CONTENTS

MKA MILLER KAPLAN ARASE LLP
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1941

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Directors
Arena Digital, LLC
Phoenix, Arizona

We have reviewed the accompanying financial statements of Arena Digital, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and member's equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplemental information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplemental information. We have not audited the supplemental information and do not express an opinion on such information.

Miller Kaplan Arase LLP

MILLER KAPLAN ARASE LLP
North Hollywood, California
October 16, 2017

ARENA DIGITAL, LLC
BALANCE SHEETS
(See Independent Accountants' Review Report)

	December 31, 2016	December 31, 2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 19,321	$ 12,659
Accounts receivable	65,944	-
Due from related parties	184,625	-
TOTAL CURRENT ASSETS	269,890	12,659
PROPERTY AND EQUIPMENT		
Property and equipment, net of accumulated depreciation of $1,270	8,891	-
TOTAL PROPERTY AND EQUIPMENT	8,891	-
TOTAL ASSETS	$ 278,781	$ 12,659
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable	$ 4,993	$ -
Due to related party	-	20,857
TOTAL CURRENT LIABILITIES	4,993	20,857
MEMBER'S EQUITY (DEFICIT)	273,788	(8,198)
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$ 278,781	$ 12,659

(See accompanying notes to financial statements)

ARENA DIGITAL, LLC
STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(See Independent Accountants' Review Report)

	2016	2015
REVENUE		
Media and content licensing	$ 619,388	$ 10,779
COST OF REVENUE		
Music library	11,839	9
Merchandising	7,248	102
Consulting	169,449	15,700
Other	18,051	191
GROSS PROFIT (LOSS)	412,801	(5,223)
OPERATING EXPENSES		
Selling, general and administrative expenses	130,815	3,601
NET INCOME (LOSS)	281,986	(8,824)
MEMBER'S EQUITY (DEFICIT), BEGINNING OF THE YEAR	(8,198)	626
MEMBER'S EQUITY (DEFICIT), END OF THE YEAR	$ 273,788	$ (8,198)

(See accompanying notes to financial statements)

ARENA DIGITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(See Independent Accountants' Review Report)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 281,986	$ (8,824)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,270	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(65,944)	-
Related party receivable/payable	(205,482)	-
Increase (decrease) in:		
Accounts payable	4,993	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITES	16,823	(8,824)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(10,161)	-
NET CASH (USED IN) INVESTING ACTIVITIES	(10,161)	-
NET INCREASE (DECREASE) IN CASH	6,662	(8,824)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,659	21,483
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 19,321	$ 12,659
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

ARENA DIGITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 1 - NATURE OF OPERATIONS

Organization:

Arena Digital, LLC (the "Company") was established in 2011 in Arizona as a single member (Limited Liability Company "LLC"). The company's sole purpose is to develop, build and manage the administrative functions of music based platforms and technologies designed to assist brands in marketing, promoting and selling digital audio and video content worldwide and is headquartered in Phoenix, Arizona. The company began managing the administration and development of the Arena Music platform in 2013. Arena Digital LLC does not own the Arena Music platform.

100% of the interest of the Company is owned by Damon Evans, who also serves as its Chief Executive Officer and Managing Member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Year End:

The Company's fiscal year ends on the last day of December each year.

Cash and Cash Equivalents:

Cash and cash equivalents consist of one business checking account and a money market account maintained at one financial institution. The accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. The Company's cash balances at December 31, 2015 and 2016 do not exceed the FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk to related cash.

The Company considers all cash in banks, all liquid investments with maturities of three months or less, to be cash equivalents.

Accounts Receivable:

Accounts receivable consists of the amounts management expects to collect from third party content licensing and bulk merchandise production, net of any allowance for noncollectable accounts.

The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off the balance of an account when it is considered to be uncollectible. At December 31, 2016 and 2015, the allowance for doubtful accounts was $0, respectively.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition and Deferred Revenue:

Revenue includes royalties from content licensing as well as on-demand and bulk apparel printing and merchandise sales. Funds are received from third party storefronts, content platforms, direct to consumer and wholesale sales. In some cases, these funds are received in a lump sum the month following the period in which revenue was earned.

There are changes proposed to GAAP recognition of revenue in the music industry. Currently revenue may be considered an outright sale when: there is a non-cancellable contract; the fee is fixed; the music right and recording have been delivered; and there are no remaining significant obligations to furnish additional music. If these criteria are not met, revenue is deferred and recognized over the remaining performance or license period.

There was no deferred revenue as of December 31, 2016 and 2015.

Property and Equipment:

Property and equipment are stated at cost. There is no formal capitalization policy in place as of December 31, 2016. Depreciation of fixed assets commences when the property is put into service using the straight-line method over the estimated useful life of the equipment of five years. Maintenance and repairs are expensed as incurred.

Cost of Revenue:

Cost of revenue consists of music rights, merchandise, and consulting expenses. Music rights are negotiated with individual artists/labels and a fee is paid to the artists when a song is downloaded/streamed through the Arena app.

Income Taxes:

The Company is an LLC and has elected to be taxed as a partnership. Since the entity is owned 100% by a single member, it is deemed a disregarded entity for federal tax purposes. Accordingly, the Company's profit or loss has been reported on the single-member's personal tax return.

The Company has adopted Financial Accounting Standards Board (FASB) guidance on accounting for uncertainty in income taxes. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements to comply with the provisions of this guidance.

As of December 31, 2016, income tax returns of its single member for periods subsequent to 2012 are subject to examination by authorities.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016:

Equipment	$10,161
Less: Accumulated depreciation	(1,270)
	$ 8,891

NOTE 3 - PROPERTY AND EQUIPMENT (Continued)

Depreciation expense for the year ended December 31, 2016 amounted to $1,270.

Subsequent to year end, the Company acquired approximately $150,000 worth of sewing equipment to further its business related to the production of t-shirts and clothing related to the artists it represents. The equipment was financed from cash flow from operations.

NOTE 4 - RELATED PARTIES

101 Distribution LLC was owned by Damon Evans and two other individuals. 101 Distribution was founded as a physical music distribution company in 1998 and was terminated in December 2016. $177,954 was due from 101 Distribution as of December 31, 2016 and $20,857 was due to 101 Distribution as of December 31, 2015. These amounts were included in "Due from related parties" and "Due to related party" as of December 31, 2016 and December 31, 2015, respectively.

Cage Covers LLC is owned by Damon Evans and one other individual. Cage Covers is an aftermarket automobile parts manufacturer. $6,671 is due from Cage Covers as of December 31, 2016 and is included in "Due from related parties".

NOTE 5 - LEASES

The Company leases space under a month-to-month lease from an affiliated entity, beginning in 2016. Rent expense for the year ended December 31, 2016 amounted to $9,069.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 16, 2017, the date these financial statements were available to be issued. Except as discussed in Note 3 above, there were no material subsequent events that required recognition or additional disclosure in these financial statements.

SUPPLEMENTAL INFORMATION

ARENA DIGITAL, LLC
SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(See Independent Accountants' Review Report)

	2016	2015
OPERATING EXPENSES		
Accounting and payroll services	$ 6,705	$ -
Bank service charges	8,021	1,344
Meals and entertainment	517	-
Depreciation	1,270	-
Donations	50	-
Dues and subscriptions	5,206	598
Insurance	7,266	70
Legal services	34,458	-
Maintenance	2,323	20
Marketing	463	-
Office expenses	27,592	759
Rent	9,069	-
Travel	6,327	-
Utilities	21,548	810
TOTAL OPERATING EXPENSES	$ 130,815	$ 3,601